UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 Badner St.

Ramat Gan,
4365603, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 xtl biopharmaceuticals reports first Half 2018 FINANCIAL results & provides UPDATE

Ramat gan, Israel - (July 24, 2018) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”), a clinical-stage biopharmaceutical company developing treatments for autoimmune diseases, today announced financial results for the quarter ended June 30, 2018 and provided an update on the development program for its lead drug candidate hCDR1.

The Company is expanding its IP portfolio surrounding hCDR1 and has decided to reduce its research and development expenditures in connection with execution of its clinical trials. In parallel, the Company searches to identify additional assets to add to XTL’s portfolio.

Financial Overview

XTL reported approximately $1.1 million in cash and cash equivalents as of June 30, 2018 and approximately $5 million in Other Current Assets (mainly short term bank deposits). The decrease of $2.2 million since December 31, 2017, in cash and cash equivalents derives mainly from depositing additional $1.8 million to the short-term bank deposit.

Research and development expenses for the six months ended June 30, 2018 were $20 thousand compared to $38 thousand for the corresponding period in 2017. The decrease was due to management decision to reduce its research and development expenditures on its current drug.

General and administrative expenses for the six months ended June 30, 2018 were $362 thousand compared to $732 thousand for the corresponding period in 2017. The change resulted mainly from decreases in salaries and expenses relating to employees (including stock-based compensation expenses) and investor relations.

Finance income, net for the six months ended June 30, 2018 were $1,291 thousand compared to finance expenses, net amounted to $1,595 thousand for the corresponding period in 2017. The difference is driven primarily by revaluation of warrants. During the first quarter of 2018 the Company filed an F-1 amendment and registered its warrants. Subsequently, all warrants were classified to the capital and there will be no further future evaluations. Another reason for the difference is the revaluation of marketable securities (investment in stocks of InterCure Ltd.).

XTL reported an operating loss for the six months ended June 30, 2018 of $382 thousand compared to $770 thousand for the corresponding period in 2017 reflecting decreased spending on research and development and general and administrative expenses. The Company reported a total net income for the period ended June 30, 2018 of approximately $909 thousand or $0.002 per share, compared to a loss of approximately $2,403 thousand or $0.006 per share in the corresponding period in 2017. The change is driven primarily by the revaluation of warrants as described above.

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XTL Biopharmaceuticals, Ltd. and Subsidiaries

(USD in thousands)

Consolidated Statements of Financial Position - Selected Data

	As of	As of
	June 30,	December 31,
	2018	2017
Cash, cash equivalents	$1,135	$3,289
Short-term deposit	4,323	2,507
Other current assets	598	410
Non-current assets	380	380
Total assets	6,436	6,586

Current liabilities	$198	$300
Non-current liabilities	-	2,667
Total shareholders’ equity	6,238	3,619
Total liabilities and shareholders’ equity	6,436	6,586

XTL Biopharmaceuticals, Ltd. and Subsidiaries

(USD in thousands, except per share amounts)

Consolidated Statements of Comprehensive Income - Selected Data

	For the six months ended
	June 30,
	2018	2017

Research and Development expenses	$(20)	$(38)
General and administrative expenses	(362)	(732)
Operating Loss	$(382)	$(770)

Finance income	$1,319	$24
Finance expenses	(28)	(1,619)
Finance income (expenses), net	$1,291	$(1,595)

Total income (loss)	$909	$(2,365)

Other comprehensive income:
Items that may be reclassified to profit or loss:
Changes in the fair value of available-for-sale financial assets	$-	$(38)
Other comprehensive income	$-	$(38)

Total comprehensive income (loss) for the period	$909	$(2,403)

Basic and diluted loss per share (in U.S. dollars):
From continuing operations	$0.002	$(0.006)

Weighted average number of issued ordinary shares	514,205,799	425,193,299

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About hCDR1

hCDR1 is a novel compound with a unique mechanism of action and clinical data on over 400 patients in three clinical studies. The drug has a favorable safety profile, is well tolerated by patients and has demonstrated efficacy in at least one clinically meaningful endpoint. For more information please see a peer reviewed article in Lupus Science and Medicine journal (full article).

About XTL Biopharmaceuticals Ltd. (XTL)

XTL Biopharmaceuticals Ltd., is a clinical-stage biotech company focused on the development of pharmaceutical products for the treatment of autoimmune diseases. The Company’s lead drug candidate, hCDR1, is a world-class clinical asset for the treatment of autoimmune diseases including systemic lupus erythematosus (SLE) and Sjögren’s Syndrome (SS). The few treatments currently on the market for these diseases are not effective enough for most patients and some have significant side effects. hCDR1 has robust clinical data in three clinical trials with 400 patients and over 200 preclinical studies with data published in more than 40 peer reviewed scientific journals.

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 3 611 6666

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

This press release may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, XTL or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Form 20-F filed with the U.S. Securities and Exchange Commission on March 15, 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: July 24, 2018	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer

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